August 7, 2020 VIA EDGAR AND E-MAIL	Mark C Amorosi mark.amorosi@klgates.com T +1 202 778 9351 F +1 202 778 9100

    Mr. Jason Fox

    Division of Investment Management

    U.S. Securities and Exchange Commission

    100 F Street, NE

    Washington, DC 20549

Re:	Sarbanes-Oxley Review of the Annual Report for the Period Ended 12/31/19 on Form

N-CSR of EQ Premier VIP Trust (File Nos. 333-70754; 811-10509)

Dear Mr. Fox:

On behalf of EQ Premier VIP Trust (formerly known as AXA Premier VIP Trust) (the “Trust”), set forth below is the comment you provided on August 3, 2020, regarding the SEC Staff’s recent review of the Trust’s Annual Report on Form N-CSR for the fiscal year ended December 31, 2019. Your comment is set forth in italics and is followed by the Trust’s response. Unless otherwise noted, defined terms have the same meanings as in the Annual Report.

Comment: In the Form N-CEN for the period ended December 31, 2019, filed on March 13, 2020, the Trust reported on Item B.13 that there were claims filed under the directors and officers/errors and omissions insurance policy during the reporting period with respect to the Trust. Please describe the details regarding these claims. Please also explain whether the Trust considered if any financial statement disclosure was necessary in connection with the claims in the Annual Report for the period ended December 31, 2019.

Response: The Trust confirms that no claims were filed under the directors and officers/errors and omissions insurance policy during the reporting period with respect to the Trust. The Trust reported “Yes” in error. The Trust does not consider this error to be material and will provide a correct response in future Form N-CEN filings.

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K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

U.S. Securities and Exchange Commission

August 7, 2020

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

cc:	William MacGregor, Esq.
Maureen Kane, Esq.
Victoria Zozulya, Esq.
Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.
K&L Gates LLP